TransAlta expands Kent Hills wind power project

CALGARY, Alberta (July 17, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has amended its power purchase agreement with New Brunswick Power Distribution and Customer Service Corporation from 75 MW to 96 MW. TransAlta also signed a purchase and sale agreement with Vector Wind Energy – a wholly owned subsidiary of Canadian Hydro Developers Inc. – for its Fairfield Hill wind power site. Total capital costs for the Kent Hills wind power project will increase by $40 million to $170 million.

“We are pleased to add to our planned Kent Hills project facility,” said Steve Snyder, TransAlta’s President and CEO.  “Wind power is an integral part of our growth plan as well as a key component of our renewable energy commitment.  New Brunswick is an excellent market for future opportunities.”

Under the purchase and sale agreement, TransAlta will acquire Canadian Hydro’s Fairfield Hill wind power site, including the option to develop the site at a future date. Terms of the agreement are confidential.

TransAlta will install seven additional turbines at its Kent Hills site, resulting in a total of 32 turbines, producing 96 MW.  The project is subject to regulatory and environmental approvals.  Construction of the expanded Kent Hills site is expected to commence by early 2008 with commercial operations beginning by the end of the same year. Natural Forces Technologies Inc., a local Atlantic Canada wind developer is TransAlta’s co-development partner in this project. TransAlta will work with local firms and personnel on the construction and ongoing operation of the Kent Hills wind farm providing long-term economic benefits to the region.

Once complete, the Kent Hills wind farm will provide 280,000 megawatt hours per year – enough electricity to meet the needs of approximately 17,300 homes. The facility will use 32,  3.0 MW wind turbines purchased from Vestas-Canada Wind Technology Inc. for wind power turbines. With this expanded facility, TransAlta will operate approximately 280 MW of wind generated power in Canada.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

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Michael Lawrence

Jennifer Pierce

Senior Advisor, Media Relations

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  michael_lawrence@transalta.com

E-mail:  investor_relations@transalta.com